



SECUR[...]SION

13031777

PUBLIC

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 65958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Custom Equity Research, Inc. d/b/a Summer Street Research Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Arch Street, Suite 2010
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric J. Michelson (617)532-6419 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alfred J. Sollami, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Custom Equity Research, Inc. d/b/a Summer Street Research Partners, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ERIC J. MICHELSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 9, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SAMET

CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2012



TABLE OF CONTENTS



SAMET

INDEPENDENT AUDITORS' REPORT

Certified Public Accountants

To the Board of Directors and Stockholders of
Custom Equity Research, Inc.
d/b/a Summer Street Research Partners

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Custom Equity Research, Inc. d/b/a Summer Street Research Partners (a Delaware corporation, the "Company") as of December 31, 2012 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com



INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Custom Equity Research, Inc. d/b/a Summer Street Research Partners as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2013 except for Notes 11, 14 and 15 as to which date is May 9, 2013



CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash and cash equivalents	$ 514,324
Deposits with clearing organization	989,330
Other trade receivables, net	140,771
Securites purchased, at market value	252,380
Other investments	17,220
Other assets	5,200
Security deposits	29,851
Prepaid expenses	79,113
Furniture, equipment and leasehold improvements, net	47,779
Goodwill	5,000
	$ 2,080,968

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued payroll	$ 436,795
Accounts payable	88,176
Deferred rent payable	113,030
Clearing organizations overdrafts	770,670
Securities sold, not yet purchased	8,062
Subordinated note payable - stockholder	404,000
	1,820,733
Stockholders' equity:	
Common stock, no par value,	
Authorized 10,000 class A voting shares	
700 shares issues and outstanding	1,000,000
Authorized 10,000 class A non-voting shares	
13.36 shares issued and outstanding	-
Accumulated deficit	(716,349)
Accumulated other comprehensive income (loss)	(8,416)
	275,235
Less treasury stock, 37.08 shares, at cost	(15,000)
	260,235
	$ 2,080,968

See notes to financial statement



CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

NOTES TO FINANCIAL STATEMENT
December 31, 2012

Note 1 **Organization and nature of business**

Custom Equity Research, Inc. d/b/a Summer Street Research Partners (the "Company") operates as a broker-dealer and registered investment advisor in Massachusetts, New York, California, and Maryland. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC").

Basis of presentation
On September 28, 2006, the Company acquired all of the common stock of Medical Consulting Referral, Inc. ("MCRI") for $5,000, which is classified as goodwill in the accompanying statement of financial condition. After acquisition, all operating activities of MCRI were recorded by the Company as an operating division. MCRI no longer maintains any business activities as a separate corporation, and therefore it has no assets, liabilities or transactions to consolidate in the accompanying financial statements.

Note 2 **Summary of significant accounting policies**

Accounts receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of accounts receivable. The Company includes accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes the allowance for doubtful accounts of $31,000 as of December 31, 2012 is adequate.

Investment securities
Security positions resulting from proprietary trading are reported at fair value in accordance with the fair value standards.

Securities transactions are recorded on a trade-date basis.

The Company accounts for its other investments at fair value, as the Company has categorized them as available-for-sale securities. Accordingly, unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income, which is a separate component of stockholders' equity.



Note 2 **Summary of significant accounting policies (continued)**

Investment securities (continued)
At December 31, 2012 the Company held investments in equity securities with a fair market value of $17,220 with no cost basis.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

Description	Estimated Useful Lives
Furniture, fixtures and other equipment	5 - 7 years
Computer software and hardware	3 - 5 years

Income taxes
The Company, with the consent of its stockholders, elected under Subchapter S of the Internal Revenue Code not to be subject to federal income tax at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder.

Tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. If the Company incurs interest or penalties as a result of unrecognized tax benefits the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company's income tax filings are subject to audit by various taxing authorities. The Company's federal and state income tax returns are generally open for examination for the past 3 years.



Note 2 **Summary of significant accounting policies (continued)**

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from this estimates.

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 7). The Company's financial and nonfinancial assets and liabilities reflected in the financial statement at fair value include securities purchased, other investments and goodwill.

Cash and cash equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Subsequent events
The Company has evaluated subsequent events through February 25, 2013, which is the date the financial statements were available to be issued, except for Notes 11, 14 and 15.

Note 3 **Deposit with clearing organization**

The Company contracted with Pershing LLC ("Pershing") to act as their clearing agent. In connection with this agreement, Pershing has required the Company to maintain a deposit of $250,000, which is held in an interest bearing account.



Note 4 Stockholders' equity

The Company's articles of organization include the "2008 Incentive Compensation Plan" which authorizes the issuance of up to 10,000 shares of Non-Voting Common Stock under either restricted stock or incentive stock option awards. The Company did not issue any incentive stock options during the year ended December 31, 2012. In addition, there are no options outstanding under the plan at December 31, 2012.

During the year ended December 31, 2012, the Company issued 1 share of non-voting common stock in connection with the subordinated debt agreement as disclosed in Note 11.

Note 5 Retirement plan

The Company maintains a 401(k) retirement plan for all eligible employees. Employees are eligible to participate in the plan after meeting certain requirements, including length of service. Under the plan, eligible employees may elect to reduce a percentage of their compensation as a contribution to the plan, subject to limits imposed by the Internal Revenue Code. The Company's matching contributions are made to the plan at the discretion of the Board of Directors. There were no matching contributions for the year ended December 31, 2012.

Note 6 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012 the Company's net capital was $ 276,357 which was $ 176,357 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was 5.10 to 1.



Note 7 **Fair value measurements**

The Company has adopted fair value reporting for certain financial and non-financial assets and liabilities recognized or disclosed in the financial statement on a recurring basis (at least annually).

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Accounting standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. This inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.



CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2012

Note 7 **Fair value measurements (continued)**

The following table summarizes the valuation of the Company's financial and non-financial assets and liabilities at December 31, 2012:

Assets	Level 1	Level 2	Level 3	Total
Securities purchased	$ 252,380	$ -	$ -	$ 252,380
Other investments - warrants	17,220	-	-	17,220
Goodwill	-	-	5,000	5,000
	269,600	-	5,000	274,600
Liabilties				
Securities sold, not yet purchased	(8,062)	-	-	(8,062)
	$ 261,538	$ -	$ 5,000	$ 266,538

Other investments and securities purchased and sold using level 1 inputs are valued based on readily available market prices. The fair value of goodwill is based on level 3 inputs which are based on management's estimates and assumptions. There were no changes to the goodwill from January 1, 2012 to December 31, 2012.

Note 8 **Commitments**

The Company's corporate offices, as discussed in Note 1, are under operating lease agreements that expire at various dates through November, 2021. During 2011 the Company entered into a ten year non-cancellable operating lease agreement. This agreement contains provisions for future rent increases, or periods in which rental payments are reduced. The Company records monthly rent expense equal to the total of the payments due over the lease term. The difference between rent expense recorded and paid is credited to deferred rent payable.



Note 8 **Commitments (continued)**

The future minimum lease payments due under the terms of the lease agreements (not including operating costs) are as follows:

Year ending December 31,		Amount
2013	$	270,855
2014		278,958
2015		284,745
2016		284,745
2017		284,745
Thereafter		1,014,549
	$	2,418,597

Note 9 **Concentrations**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at prevailing market prices. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligations in the financial statements at December 31, 2012 at the fair values of the related securities and will incur a loss if the fair value of the related securities increases subsequent to December 31, 2012. The Company controls this risk through a variety of reporting and control procedures.

The Company maintains its cash balances at high-quality financial institutions. At times such cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.



Note 10 **Furniture, equipment and leasehold improvements**

As of December 31, 2012, furniture, equipment and leasehold improvements consisted of the following:

Asset Category		Cost
Furniture, fixtures and other equipment	$	78,230
Computer software and hardware		228,201
		306,431
Less accumulated depreciation and amortization		258,652
	$	47,779

Note 11 **Subordinated note payable – stockholder**

During 2012 the Company entered in to a subordinated note payable agreement (the "note") with a stockholder of the Company. The initial borrowing amount was for $400,000 payable for an initial term of three years. The note bears interest at 6% per annum and is due in October 24, 2015. The note is unsecured and subordinated to all present and future creditors of the Company unless specifically subordinated. The accrued interest on the note is also subordinated. The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2012, the outstanding balance of the note was $404,000, including accrued interest of $4,000.

Note 12 **Contingencies**

During the year ended December 31, 2012, the Company was the defendant in two lawsuits concerning business related transactions. Both cases are currently under FINRA arbitration. The Company is unable to assess the potential exposure and therefore no contingencies have been recorded as of December 31, 2012.

Note 13 **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(i).



Note 14 **Reclassifications**

Subsequent to the original issuance of the financial statements dated February 25, 2013, the Company has amended its presentation of deposits and overdrafts with clearing organizations that were previously presented net. (Original deposits with clearing organizations totaled $218,660) The reclassified amount of $770,670 represents a liability identified as "clearing organization overdrafts." The reclassification had no impact on net capital pursuant to uniform net capital rule 15c3-1 as of December 31, 2012 and is presented in the statements of financial condition on pages 3.

Note 15 **Subsequent events**

During February 2013, the Company entered in to a temporary subordinated note payable agreement with a stockholder of the Company. The initial amount borrowed was $500,000 for a term of forty five days. The note bears interest at 6%. The initial amount borrowed plus interest of $3,750 was due on April 5, 2013. The note is unsecured and subordinated to all present and future creditors of the Company unless similarly subordinated. The accrued interest on the note is also subordinated. The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During March 2013, the Company entered in to a subordinated note payable agreement with a stockholder of the Company. The initial amount borrowed was $400,000 for a term of three years. The note bears interest at 6% per annum and is due on March 20, 2016. The proceeds from this note were used to repay the February 2013 temporary subordinated note payable as discussed above. The remaining $100,000 was repaid in full on April 5, 2013. The note is unsecured and subordinated to all present and future creditors of the Company unless similarly subordinated. The accrued interest on the note is also subordinated. The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.


SAMET

CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

AGREED - UPON PROCEDURES

December 31, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Custom Equity Research, Inc. d/b/a Summer Street Research Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Arch Street, Suite 2010
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric J. Michelson (617)532-6419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfred J. Sollami, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Custom Equity Research, Inc. d/b/a Summer Street Research Partners, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ERIC J. MICHELSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 9, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TABLE OF CONTENTS



Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Custom Equity Research, Inc.
d/b/a Summer Street Research Partners
101 Arch Street, Suite 2010
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Custom Equity Research, Inc. d/b/a Summer Street Research Partners and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Custom Equity Research, Inc. d/b/a Summer Street Research Partners' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Custom Equity Research, Inc. d/b/a Summer Street Research Partners' management is responsible for the Custom Equity Research, Inc. d/b/a Summer Street Research Partners' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (cancelled checks) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2013



CUSTOM EQUITY RESEARCH, INC.
d/b/a SUMMER STREET RESEARCH PARTNERS

GENERAL ASSESSMENT RECONCILATION
Year Ended December 31, 2012

General assessment	$	15,782
Less payments made with SIPC-6 filed July 25, 2012		8,618
Total assessment balance		7,164
Payments made with SIPC-7 filed February 27, 2013		7,164
Overpayment carried forward	$	-

Collection agent:

Securities Investor Protection Corporation
P.O. Box 92185 Washington, D.C. 20090-2185